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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR - 1 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [redacted] 69841

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 AND ENDING December 31, 2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Olson, Cross & Alamo LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, Suite 1016
(No. and Street)

New York (City) | New York (State) | 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wesley Cross | 212-608-1805 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road (Address) | Great Neck (City) | NY (State) | 11021 (Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

Sec 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wesley Cross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Olson, Cross & Alamo LLC, as of

December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Wesley Cross
Signature

CEO
Title

Marcia Bradley
Notary Public

MARCIA T BRADLEY
Notary Public - State of New York
NO. 01BR6240052
Qualified in Kings County
My Commission Expires 4-18-2015

Marcia Bradley
Notary Public

This Report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OLSON, CROSS & ALAMO, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2O12

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1-2
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-10
Supplementary Information:	
Computation of Net Capital under SEC Rule 15c3-1 and Reconciliation with Company's Computation	
Other information	
Independent Auditors' Report on Internal Control	

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
Olson, Cross & Alamo LLC
New York, New York

We have audited the accompanying statement of financial condition of Olson, Cross & Alamo LLC, (the Company) as of December 31, 2012, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olson, Cross & Alamo LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as whole.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 25, 2013

OLSON, CROSS & ALAMO, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Cash and cash equivalents	$	220,791
Due from broker		92,811
Investments other		45,171
Fixed assets, net of accumulated depreciation of $9,010		39,036
Other assets		49,201
Total assets	$	447,010

LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	31,714
Total liabilities		31,714
Commitments and Contingencies		
Members' equity		
Members' capital		415,296
Total members' equity		415,296
Total liabilities and members' equity	$	447,010

The accompanying notes are an integral part of this statement

OLSON, CROSS & ALAMO, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenue:		
Commissions	$	224,269
Other		3,537
Total revenue		227,806
Expenses:		
Guaranteed payments	$	144,000
Rent		98,282
Exchange fees and dues		29,297
Clearance		35,844
Professional fees		217,723
Other		72,647
Total expenses		597,792
Net income (loss)	$	(369,987)

The accompanying notes are an integral part of this statement

OLSON, CROSS & ALAMO, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

Balance - Beginning of Year	$	388,104
Members' contributions		397,179
Members' distributions		-
Net Income		(369,987)
Balance - End of Year	$	415,296

The accompanying notes are an integral part of this statement

OLSON, CROSS & ALAMO, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:	
Net loss	$ (369,987)
Adjustments to reconcile net loss to cash used in operating activities:	
Depreciation and amortization	9,011
Changes in assets and liabilities	
Increase in due from clearing broker	(42,828)
Increase in securities - at market value	(671)
Increase in other assets	(41,347)
Increase in accounts payable and accrued expenses	31,014
Net cash used in operating activities	(414,808)
Cash flows from investing activities	
Purchase of furniture and fixtures	(9,896)
Net cash used in investing activites	(9,896)
Cash flows from financing activities	
Contributions by members	397,179
Net cash provided by financing activities	397,179
Net decrease in cash	(27,525)
Cash and cash equivalents - beginning of the year	248,316
Cash and cash equivalents - end of the year	220,791
Supplemental disclosure of cash flow information:	
Cash paid during the year for :	
Interest	$ 21
Taxes	$ -

The accompanying notes are an integral part of this statement

OLSON, CROSS & ALAMO, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2O12

Note 1 - Nature of Business

Olson, Cross & Alamo, LLC (The "Company") is a New York Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2) (ii)of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) Income Tax

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the member.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31,2012, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in State and local jurisdictions, and the previous 3 years remains subject to examination by tax authorities. There are presently no ongoing income tax examinations.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank account which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Equipment

Equipment is carried at cost and is depreciated over a useful life of five years using the straight line method.

e) Valuation of Investment

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

f) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

OLSON, CROSS & ALAMO, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2O12

Note 3 - Commitments and Contingencies

Office Lease

The Company rents office space pursuant to a lease agreement expiring January 31, 2017,

The aggregate minimum annual rent commitment follows, exclusive of annual escalation charges:

Year	Amount
2013	81,584
2014	89,001
2015	93,493
2016	94,395
2017	15,733

Note 4 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

OLSON, CROSS & ALAMO, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2O12

Note 5 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company had Net Capital of $325,704 which was $320,704 in excess of its required net capital of $5,000. The Company's net capital ratio was 9.74%.

Note 6 - Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB ASC 820. The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

	Total	(Level 1)	(Level 2)	(Level 3)
Assets				
Certificate of Deposit	$0	$45,171	$0	$45,171

Note 7 - Subsequent Events

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2012 that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION